UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Exult, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

302284 10 4 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_____________

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages. SEC 1745 (02-06-98)

CUSIP No. 302284 10 4	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James C. Madden, V

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 8,283,785 6. Shared Voting Power 7. Sole Dispositive Power 8,283,785 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,283,785

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer

Exult, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

121 Innovation Drive, Suite 200 Irvine, CA 92612

Item 2	(a).	Name of Person Filing

James C. Madden, V

Item 2	(b).	Address of Principal Business Office, or, if None, Residence

121 Innovation Drive, Suite 200 Irvine, CA 92612

Item 2	(c).	Citizenship

United States of America

Item 2	(d).	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2	(e).	CUSIP Number

302284 10 4

Item 3.		Not Applicable

Item 4.		Ownership

(a) Amount Beneficially Owned: 8,283,785*

(b) Percent of Class: 7.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 8,283,785*

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of: 8,283,785*

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(iv) shared power to dispose or to direct the disposition of:

* The amounts reported include 1,047,279 shares purchasable under stock options held by the Reporting Person that are currently exercisable or will become exercisable within 60 days of March 12, 2003.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 27, 2003

By:	/s/ JAMES C. MADDEN, V
James C. Madden, V

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